

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Theis Terwey, PD, Dr. Med.
Chief Executive Officer
GH Research PLC
28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland

     Re: GH Research PLC
        Registration Statement on Form F-1
        Filed June 4, 2021
        File No. 333-256796

Dear Dr. Terwey:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 filed June 4, 2021

Management's Discussion and Analysis, page 109
Results of Operations, page 114

1.   We note the revised disclosure presented in response to comment 9. For each period presented in your financial statements, please also revise to provide a breakdown of research and development expenses by the type or nature of expense.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten at 202-551-3447 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar, Esq.